Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company (1)				Successor Company (1)
	Year Ended December 31,		Three months ended March 31, 2002 (2)		Nine months ended December 31, 2002 (2)	Twelve months ended December 31, 2003 (2)	Twelve months ended December 31, 2004 (2)
	2000	2001 (2)
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$3,314	$21,592	$(156,543)		$29,053	$15,338	$63,574
Add fixed charges	$8,251	$7,832	$1,900		$40,333	$49,999	$41,253

Total Earnings (Loss) (A)	$11,565	$29,424	$(154,643)		$69,386	$65,337	$104,827

Interest Expense	$108	$74	$14		$33,556	$41,884	$33,967
Estimate of the interest within rental expense (33% of total)	$8,143	$7,758	$1,886		$6,777	$8,115	$7,286

Total Fixed Charges (B)	$8,251	$7,832	$1,900		$40,333	$49,999	$41,253

Ratio (A/B)	1.40 x	3.76 x	(81.39	)x(3)	1.72 x	1.31 x	2.54 x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.
(2)	As restated, see Note 21 to the consolidated financial statements included in Rotech Healthcare Inc.’s annual report on Form 10-K/A for the year ended December 31, 2004.
(3)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $(156,543). Such amount includes approximately $182,291 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.